FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 3, 2020, announcing that Africa Mobile Networks (AMN) Extends Gilat's Contract of Powering Africa's Largest Satellite Cellular Backhaul Network.

Signature

this Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 3, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Africa Mobile Networks (AMN) Extends Gilat's Contract of
Powering Africa's Largest Satellite Cellular Backhaul Network

AMN's network enabled by Gilat's technology serves multiple Tier-1
Telcos in over ten countries throughout Africa

Petah Tikva, Israel, August 3, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces the extension of Gilat's contract with Africa Mobile Networks (AMN) to power the largest satellite cellular backhaul network in Africa. AMN's network enabled by Gilat's technology serves multiple Tier-1 Telcos in over ten countries throughout Africa.

"AMN has selected Gilat, due to its superior technology, to further extend Africa's largest satellite cellular backhaul network constructed by AMN and powered by Gilat's VSAT technology," said Michael Darcy, CEO AMN. "We are pleased to contribute to closing the digital divide by furthering the reach of our network to additional countries reaching more of the population in rural areas."

"Gilat is honored to enhance its long-standing partnership with AMN and to have been selected once again to provide high-quality solutions for cellular backhaul over satellite to serve Tier-1 Telcos coverage throughput Africa," said Michal Aharonov, VP Global Broadband Networks at Gilat. "Gilat has provided over 2,000 VSATs to AMN and is pleased to participate in plans of site migrations from 2G/3G to 4G, as the requirement for data communication is rising."

About AMN
AMN’s mission is to build mobile network base stations serving rural communities in sub-Saharan Africa which have no existing service, providing mobile network operators with a Capex-free route to add new subscribers and new revenues and with incremental costs. The vision of AMN is a fully-connected Africa, with no community of any significant size being without basic telecommunications services to deliver social, economic, educational and other benefits to the population. For more information contact AMN at info@africamobilenetworks.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Delivering high-value competitive solutions, our portfolio comprises of a cloud-based VSAT network platform, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense, and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.  We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com